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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003
                        Commission File Number: 333-13878

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                               CANWEST MEDIA INC.
                 (Translation of registrant's name into English)

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                                 3100 TD CENTRE
                               201 PORTAGE AVENUE
                               WINNIPEG, MANITOBA,
                                 CANADA R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F [X]                          Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________.

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________.

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]                                         No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            CANWEST MEDIA INC.

Date: May 12, 2003      By:   /s/ John E. Maguire
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                            John E. Maguire
                            Vice President, Finance and Chief Financial Officer

                                  EXHIBIT INDEX

                                                                                                    Sequentially
Exhibit                                                                                               Numbered
Number                                                Description                                       Page
------                                                -----------                                       ----
  1                         CanWest Media Inc. Interim Report to Shareholders for the Six                   1
                            Months Ended February 28, 2003

  2                         CanWest Media Inc. Consolidated Financial Statements for the 6                 12
                            Months Ended February 28, 2003 and 2002